Exhibit 5.1
July 16, 2008
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016
Dear Sirs:
We have acted as counsel to Metalico, Inc., a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of an aggregate of 16,203,019 shares of common stock (the “Shares”), par value $0.001 per share (the “Common Stock”), of the Company, of which (i) 5,423,077 shares, issued pursuant to the April 2008 issuance are currently outstanding (the “April 2008 Issued Shares”), (ii) 1,494,231 shares (the “Warrant Shares”), are issuable upon exercise of currently outstanding warrants (the “Warrants”) and (iii) 9,285,711 shares (the “Note Shares”) are issuable upon conversion of the Company’s currently outstanding senior secured convertible notes due 2028 (the “Notes”).
As such counsel, we have reviewed the corporate proceedings taken by the Company with respect to the authorization of the issuance of the Shares. We have also examined and relied upon originals or copies of such corporate records, documents, agreements or other instruments of the Company as we have deemed necessary to review. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have entirely relied upon certifications of officers of the Company, and have assumed, without independent inquiry, the accuracy of those certifications.
We have assumed the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing a document. We have also assumed that the registration requirements of the Act and all applicable requirements of state laws regulating the sale of securities will have been duly satisfied.
We further assume that all (i) Warrant Shares issued will be issued in accordance with the terms of the Warrants and (ii) all Note Shares issued will be issued in accordance with the terms of the Notes.
Based upon the foregoing, it is our opinion that (i) the Issued Shares have been validly issued and are fully paid and nonassessable, (ii) the Warrant Shares will be, when sold, paid for and issued as contemplated by the terms of the Warrants, validly issued and fully paid and nonassessable and (iii) the Note Shares issuable upon conversion of the Notes will be, when issued as contemplated by the terms of the Notes, validly issued and fully paid and nonassessable.
This opinion is limited to the provisions of the Delaware General Corporation Law.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this firm under the heading “Legal Matters” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Metalico, Inc.	July 16, 2008

Very truly yours,
/s/ LOWENSTEIN SANDLER PC